DC Brau Brewing Company, LLC

Profit and Loss

January - July, 2021

	TOTAL
Income	
Beer Transfer/Buybacks	-316,767.82
CC Tip Income	-102.80
Contract Revenue	219,550.02
Misc Income	120.00
Rental Income	24,516.61
Sales	60,390.01
Keg Sales	392,845.75
Packaged Sales	1,743,531.72
Retail - Event Income	500.00
Retail Sales - Beer	-936.69
Beer for Off-Site Consumption	163,518.44
Beer for On-Site Consumption	26,050.20
Total Retail Sales - Beer	**188,631.95**
Retail Sales - Merchandise	10,200.51
Retail Sales - Sodas	541.00
Square Sales	-15,250.90
Total Sales	**2,381,390.04**
Square Discounts Given	-37,620.50
Surcharges	18,348.01
Total Income	**$2,289,433.56**
Cost of Goods Sold	
Cost of Goods Sold	748,843.21
Excise Tax	31,190.20
Freight Costs	11,756.82
Hops	5,443.66
Inventory Adjustment	43,735.36
Merchandise COGS	3,509.54
Packaging	901.54
Taproom Transfer	31,753.31
WIP Loss	35,563.75
Yeast	22,166.12
Total Cost of Goods Sold	**934,863.51**
Total Cost of Goods Sold	**$934,863.51**
GROSS PROFIT	**$1,354,570.05**
Expenses	
Accounting fees	28,450.00
Advertising and Promotion	34,801.85
Client Support	3,097.02
Total Advertising and Promotion	**37,898.87**

DC Brau Brewing Company, LLC

Profit and Loss
January - July, 2021

	TOTAL
Bank Service Charges	104.49
Brewery Expense	52,507.75
Brewery Supplies	57,563.49
Business Licenses and Permits	7,744.81
Cash Over/Under	-269.18
Computer Expense	20,729.73
Credit Card Processing Fees	738.07
Square Fees	5,465.37
Total Credit Card Processing Fees	**6,203.44**
Donation	2,203.83
Dues and Memberships	9,533.88
Employee Relations	230.00
Equipment Rental	44,440.74
Event Expense	697.90
Gas	27,143.73
Insurance Expense	1,022.03
Health Insurance	53,189.04
Total Insurance Expense	**54,211.07**
Legal Fees	160.25
Licenses	120.00
Meals	3,466.46
Account Interest	203.41
Account Support	159.56
Total Meals	**3,829.43**
Office Cleaning	7,020.00
Office Expenses	6,809.78
Office Rent	236,537.07
PayPal Fees	105.99
Payroll Expenses	250.27
Accounts Mgmt & Events Wages	73,236.46
Accrued Payroll Tax	2,192.17
Accrued Wages - Owners	26,507.69
Administrative Wages Expense	53,538.29
Commissions	14,978.53
DC Paid Family Leave Tax	3,618.09
Federal Unemployement	1,122.81
Owner Wages	162,667.37
Payroll Processing Fees	4,553.83
Payroll Tax (SS/MCare) ER	47,410.65
Payroll Taxes - W/C	5,131.45
Production Wages	265,862.24

	TOTAL
Retail & Sales Wages	33,278.56
SIMPLE IRA Expenses	16,728.82
SUTA Tax	4,653.46
Total Payroll Expenses	**715,730.69**
Pest Control	1,903.15
Postage and Delivery	7,735.38
Power	32,548.74
Professional Fees	300.00
QuickBooks Payments Fees	414.03
Repairs and Maintenance	59,621.29
Research and Development	52.55
Security	2,719.81
Square Fees	979.78
Taproom Expense	4,791.63
Taxes - Other	3,370.51
Real Estate Tax	36,146.06
Total Taxes - Other	**39,516.57**
Telephone Expense	7,595.25
Trash Removal	10,491.01
Travel Expense	707.18
Gas/Parking	2,592.77
Total Travel Expense	**3,299.95**
Water	29,326.73
Water - Landlord Reimbursement	4,092.78
Total Water	**33,419.51**
Total Expenses	**$1,525,096.41**
NET OPERATING INCOME	$ -170,526.36
Other Income	
Grant Income	4,711.00
Interest Forgiven re Covid	18,000.00
Non-Taxable Other Income	
PPP Forgiveness Income	223,700.00
Total Non-Taxable Other Income	**223,700.00**
Other Miscellaneous Income	116.48
PPP CARES Payroll Credits	57,990.14
Total Other Income	**$304,517.62**
Other Expenses	
Amortization Expense	3,545.37
Ask My Accountant	-1,000.00
Depreciation Expense	153,719.94

DC Brau Brewing Company, LLC

Profit and Loss
January - July, 2021

	TOTAL
Interest Expense	85,312.51
Total Other Expenses	**$241,577.82**
NET OTHER INCOME	**$62,939.80**
NET INCOME	**$ -107,586.56**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	3,469.50
Cash - Petty Cash	300.00
FVC Bank Op Acct	499,080.57
Paypal	6,313.70
Wells Fargo 3395	2,852.47
Total Bank Accounts	**$512,016.24**
Accounts Receivable	
Accounts Receivable	293,160.91
Total Accounts Receivable	**$293,160.91**
Other Current Assets	
Employee Advance	40,529.00
Inventory	0.00
Ekos Merchandise	26,036.72
Finished Goods	0.00
Kegged	7,034.08
Packaged	59,456.12
Total Finished Goods	**66,490.20**
Ingredients	265,254.86
Packaging	292,981.09
Taproom Merchandise	22,875.45
WIP	68,841.18
Total Inventory	**742,479.50**
Prepaid Expenses	642.00
Prepaid General Liability Ins	2,859.56
Prepaid Hops	18,312.16
Prepaid Taxes	4,086.79
Total Prepaid Expenses	**25,900.51**
Undeposited Funds	5,713.42
Total Other Current Assets	**$814,622.43**
Total Current Assets	**$1,619,799.58**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,707,469.28
Capital Lease	262,752.69
Computer and Related	71,220.61
Furniture and Equipment	3,328,550.34
Leasehold Improvements	1,195,921.99
Total FF&E	**1,150,976.35**
Total Fixed Assets	**$1,150,976.35**
Other Assets	
Accumulated Amortization	-45,154.15
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	91,166.76
IBA Investment	2,159.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Gas Cards	500.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	2,136.11
Total Other Assets	**$2,028,749.05**
TOTAL ASSETS	**$4,799,524.98**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	380,510.23
Total Accounts Payable	**$380,510.23**
Credit Cards	
Chase CC	1,601.40
Total Credit Cards	**$1,601.40**
Other Current Liabilities	
Accrued Exp - Rent COVID Deferral	336,376.23
DC Treasury Office Payable	2,730.18
Virginia Sales Tax Payable	6.32
Total DC Treasury Office Payable	**2,736.50**
Event Deposit	13,450.00
Keg Deposit	80,399.64
Payroll Liabilities	0.00
Accrued Payroll	18,812.96
Accrued Owner Wages & Taxes	28,699.86
Total Accrued Payroll	**47,512.82**
Total Payroll Liabilities	**47,512.82**
Square Gift Card	6,623.89
Total Other Current Liabilities	**$487,099.08**
Total Current Liabilities	**$869,210.71**
Long-Term Liabilities	
EIDL	149,900.00
EIDL #2	350,000.00
eLease for Quadrel Labeling System	7,959.34
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	2,078,457.07
PPP Loan #2	235,766.00
Total Long-Term Liabilities	**$2,825,084.81**
Total Liabilities	**$3,694,295.52**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
DC Brau Holdings, LLC	-697,765.19
Total General Partner	**-697,765.19**

DC Brau Brewing Company, LLC

Balance Sheet

As of July 31, 2021

	TOTAL
Limited Partner	
DC Brau Holdings II LLC	10,053.00
DC Brau SP LLC	2,515.10
Gamarian, Kevork	27,699.18
Harvey, Chris	10,230.23
Total Limited Partner	**50,497.51**
Retained Earnings	0.00
Net Income	-107,586.56
Total Equity	**$1,105,229.46**
TOTAL LIABILITIES AND EQUITY	**$4,799,524.98**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - July, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-107,586.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-226,668.62
Deposit on Equipment Not In Service	0.00
Due from Member-B Skall	2,487.50
Employee Advance	857.42
Inventory:Ekos Merchandise	2,718.06
Inventory:Finished Goods:Kegged	-2,177.60
Inventory:Finished Goods:Packaged	32,136.89
Inventory:Ingredients	8,903.87
Inventory:Packaging	64,471.42
Inventory:Taproom Merchandise	0.00
Inventory:WIP	-5,793.25
Prepaid Expenses	458.00
Prepaid Expenses:Prepaid General Liability Ins	-2,859.56
Prepaid Expenses:Prepaid Hops	-1,137.43
Prepaid Expenses:Prepaid Insurance	787.56
Prepaid Expenses:Prepaid Taxes	-1,337.81
Accounts Payable	39,100.18
Chase CC	-66,423.22
Accrued Exp - Rent COVID Deferral	156,266.23
Accrued Exp - Water	-40,197.29
DC Treasury Office Payable	-977.82
DC Treasury Office Payable:Sales Tax Payable	0.00
DC Treasury Office Payable:Virginia Sales Tax Payable	-44.78
DC Treasury Office1 Payable:Sales Tax Payable	0.00
Gift Cards	0.00
Keg Deposit	-2,340.00
Payroll Liabilities:Accrued Payroll	2,161.45
Payroll Liabilities:Accrued Payroll:Accrued Owner Wages & Taxes	28,699.86
Payroll Liabilities:Federal Income Tax Payable	0.00
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	0.00
Sales Tax Agency Payable:Sales Tax Payable	0.00
Square Gift Card	1,520.51
Square Gift Cards	0.00
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,388.43**
Net cash provided by operating activities	**$ -116,974.99**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	153,719.94
FF&E:Furniture and Equipment	-5,482.60

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - July, 2021

	TOTAL
FF&E:Leasehold Improvements	-3,000.00
Accumulated Amortization	3,545.37
Security Deposit - Gas Cards	-500.00
Utility Deposit	2,422.19
Net cash provided by investing activities	**$150,704.90**
FINANCING ACTIVITIES	
EIDL #2	350,000.00
eLease for Quadrel Labeling System	-3,886.36
PPP Loan	-223,700.00
PPP Loan #2	235,766.00
General Partner:DC Brau Holdings, LLC	-271,282.79
Limited Partner:Beasley, George	-27,222.79
Limited Partner:Berger, Richard	-8,496.85
Limited Partner:Cuervo, Raul	-412.42
Limited Partner:DC Brau Holdings II LLC	-20,367.00
Limited Partner:Fagnan, Jeff	-5,430.48
Limited Partner:Gamarian, Kevork	-53,115.00
Limited Partner:Garchik Universal LTD	-11,673.39
Limited Partner:Gould, Jason	-52,000.83
Limited Partner:Gray, Burton	-74,058.41
Limited Partner:Harvey, Chris	-21,624.00
Limited Partner:Hoffstein, Ben	-0.60
Limited Partner:Joyner, Tom	-30,767.53
Limited Partner:Kraus, Steve	-0.15
Limited Partner:McWhorters, Jim	0.39
Limited Partner:Ostrow, Ken	-0.15
Limited Partner:Roemer, Alan	-78,107.87
Limited Partner:Skall, Gregg and Monte	-5,702.70
Limited Partner:Sparks, Olevia	-4,421.23
Limited Partner:Thorp, Mark	-10,429.60
Retained Earnings	675,113.40
Net cash provided by financing activities	**$358,179.64**
NET CASH INCREASE FOR PERIOD	**$391,909.55**
Cash at beginning of period	125,820.11
CASH AT END OF PERIOD	**$517,729.66**